November 18, 2005

By Facsimile (626) 585-5929 and U.S. Mail

Christopher K. Davis
Millenium Management, LLC
199 S. Los Robles Ave., Suite 200
Pasadena, California 91101

RE:	Secured Investment Resources Fund, L.P.
	Schedule TO-I/A filed by Millenium Management, LLC on
November
15, 2005
      File No. 005-80677

Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Offer to Purchase

Appendix A.  Part II

Item 2.  Properties
1. We note your response to comment 9. We further note that as general partner you control the information required in our previous comment and, as a result, you should be able to provide it so unit holders may make an informed investment decision with respect to your offer having considered all material information. Thus, please expand your disclosure to provide disclosure that is similar to that required by Item 14 and 15 of Form S-11. Refer to Item 11 of Schedule TO and Item 1011(b) of Regulation M-A.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pamela Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

								Sincerely,



								Daniel F. Duchovny
								Attorney-Advisor
								Office of Mergers &
Acquisitions

??

??

??

??

Christopher K. Davis
Millenium Management, LLC
November 18, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE